SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: February 19, 2003

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation announces Zelapar ( tm ) receives approvable letter from FDA.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: February 18, 2003






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4























                                       Exhibit (a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: 415-389-4755
Email: mile.coffee@amarincorp.com

AMARIN CORPORATION ANNOUNCES ZELAPAR ( tm ) RECEIVES APPROVABLE
                     LETTER FROM FDA


     London, United Kingdom, February 18, 2003-- Amarin Corporation plc (NASDAQ: AMRN) announced today that Zelapar( tm ) (selegiline HCl orally disintegrating tablets) has received an approvable letter from the U.S. Food and Drug Administration (FDA) for a New Drug Application (NDA) filed by a subsidiary of Elan Corporation plc (NYSE: ELN). The FDA accepted the NDA for filing in April 2002.

     "We look forward to the remaining requirements of the FDA being expeditiously fulfilled," commented Rick Stewart, Amarin's Chief Executive. "Upon exercise of our option, Zelapar will complement our currently marketed Parkinson's disease product, Permax ( r ) (pergolide mesylate) tablets, progressing Amarin toward its stated goal of becoming a leader in the treatment of movement disorders."

     Amarin has the exclusive option to acquire the U.S. rights to Zelapar from Elan. Zelapar, a novel and proprietary formulation of selegiline, is an MAO-B inhibitor that addresses the dopamine deficiency, which characterizes Parkinson's disease. Zelapar is an oral tablet using the patented Zydis ( r ) fast-dissolving technology of RP Scherer Corporation, a unit of Cardinal Health, Elan's licensor. Zelapar is being developed as an adjunct treatment to levodopa for the symptoms of Parkinson's disease. Selegiline, the active ingredient in Zelapar, is approved for this indication in a conventional tablet form. The Zelapar tablet dissolves in seconds and is absorbed in the tissues of the mouth. There is no need to swallow or use liquid in conjunction with this dosage.

     Amarin will hold a conference call to discuss its 2002 annual earnings report later this month, and will provide specific details for the call in a forthcoming release. The approval and launch of a generic to Permax, Amarin's dopamine agonist for the treatment of Parkinson's disease, has resulted in a requirement to review the intangible asset value of Permax. It is expected that a substantial non-cash, exceptional charge will be taken. The final amount will be provided in Amarin's full year 2002 earnings report, to be released later this month.

                   About Amarin

     Amarin Corporation, plc (NASDAQ: AMRN) is a specialty pharmaceutical company focused on neurology and pain management. Amarin has multiple pharmaceutical products on the US market along with a development pipeline that includes two late-stage candidates: Zelapar (selegiline HCl orally disintegrating tablets) for Parkinson's disease and LAX-101, a proprietary compound for Huntington's Disease. For press releases and other Company information, visit our websites at http://www.amarincorp.com and http://www.amarinpharma.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic report, including but not limited to the filing or approval of the NDA for Zelapar. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.